Microsoft Word 10.0.4219;T. Rowe Price California Tax-Free Income Trust

California Tax-Free Bond Fund


The fund's investment strategy will be revised to read:

The fund's weighted average maturity is expected to exceed 15 years but may be less than that when, in the judgment of the portfolio manager a shorter weighted average maturity is in the best interest of the fund.